Filed Pursuant to Rule 433
                                                  Registration No. 333-127668-03

Attached to this message is a Structural Addendum, dated February 23, 2006, that supplements the Free Writing Prospectus, dated February 21, 2006 (the "Preliminary Prospectus"), which supersedes the information presented in each of the Free Writing Prospectus, dated February 13, 2005 and the Free Writing Prospectus, dated February 12, 2006 and any other free writing prospectuses delivered or made available prior to the date hereof. The attached Structural Addendum contains updated information with respect to the offered certificate structure.

This material is for your private information, and none of Wachovia Capital Markets, LLC, Nomura Securities International, Inc., Banc of America Securities LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co. and J.P. Morgan Securities Inc. (collectively, the "Underwriters") is soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC (SEC File No. 333-127668) for more complete information about the depositor, the issuing trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov < www.sec.gov > . Alternatively, the depositor, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by calling toll free 1-800-745-2063 (8am-5pm EST). The certificates referred to in these materials, and the asset pools backing them, are subject to modification or revision (including the possibility that one or more classes of certificates may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a "when, as and if issued" basis. You understand that, when you are considering the purchase of these offered certificates, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of certificates to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us. As a result of the foregoing, you may commit to purchase offered certificates that have characteristics that may change, and you are advised that all or a portion of the offered certificates may not be issued that have the characteristics described in these materials. Our obligation to sell offered certificates to you is conditioned on the offered certificates that are actually issued having the characteristics described in these materials. If we determine that condition is not satisfied in any material respect, we will notify you, and neither the depositor nor any Underwriter will have any obligation to you to deliver any portion of the certificates which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery. You have requested that the Underwriters provide to you information in connection with your consideration of the purchase of certain certificates described in this information. This information is being provided to you for informative purposes only in response to your specific request. The Underwriters described in this information may from time to time perform investment banking services for, or solicit investment banking business from, any company named in this information. The Underwriters and/or their employees may from time to time have a long or short position in any contract or certificate discussed in this information. The information contained herein supersedes any previous such information delivered to you and may be superseded by information delivered to you prior to the time of sale. Notwithstanding anything herein to the contrary, you (and each of your employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the United States federal, state and local income "tax treatment" and "tax structure" (in each case, within the meaning of Treasury Regulation Section 1.6011-4) and all materials of any kind (including opinions or other tax analyses) of the transaction contemplated hereby that are provided to you (or your representatives) relating to such tax treatment and tax structure, other than the name of the issuer or information that would permit identification of the issuer, and except that with respect to any document or similar item that in either case contains information concerning the tax treatment or tax structure of the transaction as well as other information, this sentence shall only apply to such portions of the document or similar item that relate to the United States federal, state and local income tax treatment or tax structure of the transaction.

     THE INFORMATION IN THIS STRUCTURAL ADDENDUM MAY BE AMENDED OR COMPLETED
               PRIOR TO THE TIME OF SALE, DATED FEBRUARY 23, 2005

STRUCTURAL ADDENDUM

                          $3,859,746,000 (Approximate)
                             (Offered Certificates)

                     Wachovia Bank Commercial Mortgage Trust
                  Commercial Mortgage Pass-Through Certificates
                                 Series 2006-C23

                  Wachovia Commercial Mortgage Securities, Inc.
                                   (Depositor)

            The table below lists certain summary information concerning the Wachovia Bank Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2006-C23, which are being offered pursuant to this structural addendum, which supplements the free writing prospectus, dated February 21, 2006 (the "Free Writing Prospectus"), which accompanies the
prospectus dated February   , 2006, which Free Writing Prospectus supersedes the
information presented in each of the free writing prospectus, dated February 13, 2005 and the free writing prospectus, dated February 12, 2006 and any other free writing prospectuses delivered or made available prior to the date hereof. Each Certificate represents an interest in the Mortgage Loans included in the Trust Fund and the other assets of the Trust Fund. The table also describes the Certificates that are not offered by the Free Writing Prospectus (other than the Class Z, Class R-I and Class R-II Certificates) which have not been registered under the Securities Act of 1933, as amended, and which will be sold to investors in private transactions.

                                   Percentage                               Initial   Weighted      Cash Flow
                Closing Date       of Cut-Off                                Pass-    Average     or Principal        Expected
             Certificate Balance   Date Pool    Credit      Pass-Through    Through     Life         Window             S&P/
Class       or Notional Amount(1)   Balance     Support   Rate Description   Rate    (years)(2)   (Mon./Yr.)(2)   Moody's Rating(3)
----------  ---------------------  ----------   -------   ----------------  -------  ----------   -------------   -----------------
Class A-1            $105,862,000       2.503%   30.000%       Fixed           %           2.69    04/06-10/10         AAA/Aaa
Class A-2            $137,307,000       3.246%   30.000%       Fixed           %           4.82    10/10-02/11         AAA/Aaa
Class A-3             $62,700,000       1.482%   30.000%       Fixed           %           6.82    11/12-01/13         AAA/Aaa
Class A-PB           $252,071,000       5.959%   30.000%       Fixed           %           7.55    02/11-08/15         AAA/Aaa
Class A-4          $1,280,716,000      30.278%   30.000%      Fixed(4)         %           9.73    08/15-01/16         AAA/Aaa
Class A-5            $500,000,000      11.821%   30.000%      Fixed(4)         %           9.86    01/16-01/16         AAA/Aaa
Class A-1A           $622,245,000      14.711%   30.000%      Fixed(4)         %           9.31    04/06-01/16         AAA/Aaa
Class A-M            $422,986,000      10.000%   20.000%      Fixed(4)         %           9.86    01/16-01/16         AAA/Aaa
Class A-J            $274,941,000       6.500%   13.500%      Fixed(4)         %           9.88    01/16-02/16         AAA/Aaa
Class B               $37,011,000       0.875%   12.625%       WAC(5)          %           9.94    02/16-02/16         AA+/Aa1
Class C               $52,873,000       1.250%   11.375%       WAC(5)          %           9.94    02/16-02/16         AA/Aa2
Class D               $37,011,000       0.875%   10.500%       WAC(5)          %           9.94    02/16-02/16         AA-/Aa3
Class E               $31,724,000       0.750%    9.750%       WAC(6)          %           9.94    02/16-02/16          A+/A1
Class F               $42,299,000       1.000%    8.750%       WAC(6)          %           9.94    02/16-02/16          A/A2
Class G               $52,873,000       1.250%    7.500%       WAC(6)          %             (7)             (7)        A-/A3
Class H               $52,873,000       1.250%    6.250%       WAC(6)          %             (7)             (7)      BBB+/Baa1
Class J               $58,161,000       1.375%    4.875%       WAC(6)          %             (7)             (7)      BBB/Baa2
Class K               $52,873,000       1.250%    3.625%       WAC(6)          %             (7)             (7)      BBB-/Baa3
Class L               $10,575,000       0.250%    3.375%      Fixed(4)         %             (7)             (7)       BB+/Ba1
Class M               $21,149,000       0.500%    2.875%      Fixed(4)         %             (7)             (7)       BB/Ba2
Class N               $15,862,000       0.375%    2.500%      Fixed(4)         %             (7)             (7)       BB-/Ba3
Class O               $10,575,000       0.250%    2.250%      Fixed(4)         %             (7)             (7)        B+/B1
Class P               $15,862,000       0.375%    1.875%      Fixed(4)         %             (7)             (7)        B/B2
Class Q               $15,862,000       0.375%    1.500%      Fixed(4)         %             (7)             (7)        B-/B3
Class S               $63,448,029       1.500%    0.000%      Fixed(4)         %             (7)             (7)        NR/NR
Class X-P          $4,069,646,000     N/A         N/A        WAC-IO(8)         %             (8)             (8)       AAA/Aaa
Class X-C          $4,229,859,029     N/A         N/A        WAC-IO(8)         %             (8)             (8)       AAA/Aaa

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") (SEC File No. 333-127668) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by calling toll free 1-800-745-2063 (8 a.m. - 5 p.m. EST).

               IMPORTANT NOTICE REGARDING THE OFFERED CERTIFICATES

      The Certificates referred to in these materials, and the asset pools backing them, are subject to modification or revision (including the possibility that one or more Classes of Certificates may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a "when, as and if issued" basis. You understand that, when you are considering the purchase of these Certificates, a contract of sale will come into being no sooner than the date on which the relevant Class has been priced and we have confirmed the allocation of Certificates to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

      As a result of the foregoing, you may commit to purchase Offered Certificates that have characteristics that may change, and you are advised that all or a portion of the Offered Certificates may not be issued that have the characteristics described in these materials. Our obligation to sell Offered Certificates to you is conditioned on the Offered Certificates and the underlying transaction that are actually issued having the characteristics described in these materials. If we determine that condition is not satisfied in any material respect, we will notify you, and neither the Depositor nor any Underwriter will have any obligation to you to deliver any portion of the Certificates which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

      You have requested that the Underwriters provide to you information in connection with your consideration of the purchase of certain Offered Certificates described in the Free Writing Prospectus. This structural addendum is being provided to you for informative purposes only in response to your specific request. The Underwriters described in the Free Writing Prospectus may from time to time perform investment banking services for, or solicit investment banking business from, any company named in the Free Writing Prospectus. The Underwriters and/or their employees may from time to time have a long or short position in any contract or Certificate discussed in the Free Writing Prospectus.

      The information contained herein supersedes any previous such information delivered to you and may be superseded by information delivered to you prior to the time of sale.

       This structural addendum does not contain all information that is required to be included in the prospectus and the prospectus supplement.

------------------------

(1)   Subject to a permitted variance of plus or minus 5.0%.

(2) Based on no prepayments and the other assumptions set forth under "YIELD AND MATURITY CONSIDERATIONS--Weighted Average Life" in the Free Writing Prospectus.

(3) By each of Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. and Moody's Investors Service, Inc. See "RATINGS" in the Free Writing Prospectus.

(4) The Pass-Through Rate applicable to each of the Class A-4, Class A-5, Class A-1A, Class A-M, Class A-J, Class L, Class M, Class N, Class O, Class P, Class Q and Class S Certificates for any Distribution Date will be subject to a maximum rate equal to the applicable Weighted Average Net Mortgage Rate (calculated as described in the Free Writing Prospectus) for the related date.

(5) The Pass-Through Rate applicable to each of the Class B, Class C and Class D Certificates for any Distribution Date will be equal to the Weighted Average Net Mortgage Rate (calculated as described in the Free Writing
      Prospectus) minus     %, respectively, for the related date.

(6) The Pass-Through Rate applicable to each of the Class E, Class F, Class G, Class H, Class J and Class K Certificates for any Distribution Date will be equal to the applicable Weighted Average Net Mortgage Rate (calculated as described in the Free Writing Prospectus) for the related date.

(7) Not offered by the Free Writing Prospectus. Any information we provide herein regarding the terms of these Certificates is provided only to enhance your understanding of the Offered Certificates.

(8) The Class X-C and Class X-P Certificates are not offered by the Free Writing Prospectus. Any information we provide in the Free Writing Prospectus regarding the terms of these Certificates is provided only to enhance your understanding of the Offered Certificates. The Class X-C and Class X-P Certificates will not have Certificate Balances and their holders will not receive distributions of principal, but these holders are entitled to receive payments of the aggregate interest accrued on the Notional Amount of the Class X-C or Class X-P Certificates, as the case may be, as described in the Free Writing Prospectus. The interest rates applicable to the Class X-C and Class X-P Certificates for each Distribution Date will be as described in the Free Writing Prospectus. See "DESCRIPTION OF THE CERTIFICATES--Pass-Through Rates" in the Free Writing Prospectus.

  ------------------
  [WHITE]            Offered Certificates
  ------------------

  ------------------
  [GRAY]             Private Certificates
  ------------------

            This structural addendum is intended to highlight the addition of the Class A-5 Certificates that are being offered hereby. The treatment of this Class of Certificates is generally similar (but is not identical) to the treatment of the other Classes of Certificates as described in the Free Writing Prospectus. In that regard:

      o The portion of distributions of payments or other collections on the Mortgage Loans previously allocable to the Class A-4 Certificates will now generally be distributed to the Class A-4 and Class A-5 Certificates, in sequential order.

      o Distributions of interest previously allocated to the holders of the Class A-4 Certificates as described under "DESCRIPTION OF THE CERTIFICATES--Distributions" in the Free Writing Prospectus will now be allocated to the holders of the Class A-4 and Class A-5 Certificates, pro rata.

      o Distributions of principal previously allocated to the holders of the Class A-4 Certificates as described under "DESCRIPTION OF THE CERTIFICATES--Distributions" in the Free Writing Prospectus will now be allocated to the holders of the Class A-4 and Class A-5 Certificates, sequentially.

      o Reimbursements of Realized Losses and Additional Trust Fund Expenses previously allocated to the holders of the Class A-4 Certificates as described under "DESCRIPTION OF THE CERTIFICATES--Distributions" in the Free Writing Prospectus will now be allocated to the holders of the Class A-4 and Class A-5 Certificates, pro rata.

      o Losses and shortfalls previously allocated to the Class A-4 Certificates as described under "DESCRIPTION OF THE
            CERTIFICATES--Subordination; Allocation of Losses and Certain Expenses" in the Free Writing Prospectus will now be allocated to the holders of the Class A-4 and Class A-5 Certificates, pro rata.

      o Generally, the Class A-1, Class A-2, Class A-3, Class A-PB, Class A-4 and Class A-5 Certificates will only be entitled to receive distributions of principal collected or advanced in respect of Mortgage Loans in Loan Group 1 until the Certificate Balance of the Class A-1A Certificates has been reduced to zero, and the Class A-1A Certificates will only be entitled to receive distributions of principal collected or advanced in respect of Mortgage Loans in Loan Group 2 until the Certificate Balance of the Class A-5 Certificate has been reduced to zero.

      o The Class A-1, Class A-2, Class A-3, Class A-PB, Class A-4, Class A-5 and Class A-1A Certificates will be treated as one Class for purposes of determining the Controlling Class.

      o Certificate Deferred Interest will be all ocated from lowest payment priority to highest (except with respect to the Class A-1, Class A-2, Class A-3, Class A-PB, Class A-4, Class A-5 and Class A-1A Certificates, which amounts shall be applied pro rata (based on the Certificate Balances of the remaining Classes)) to such Classes.

      o All of the risks associated with the Class A-4 Certificates will generally apply to the Class A-5 Certificates as well. See "RISK FACTORS" in the Free Writing Prospectus.

      o All of the yield and maturity considerations with respect to the Class A-4 Certificates will generally apply to the Class A-5 Certificates as well. See "YIELD AND MATURITY CONSIDERATIONS" in the Free Writing Prospectus.

                   Percentages of the Closing Date Certificate
                     Balance of the Class A-4 Certificates

                                   0% CPR During Lockout, Defeasance and Yield
                                   Maintenance Otherwise at Indicated CPR
                                   -----------------------------------------------
Distribution Date                  0% CPR   25% CPR   50% CPR   75% CPR   100% CPR
--------------------------------   ------   -------   -------   -------   --------
Initial Date                          100       100       100       100        100
03/15/07                              100       100       100       100        100
03/15/08                              100       100       100       100        100
03/15/09                              100       100       100       100        100
03/15/10                              100       100       100       100        100
03/15/11                              100       100       100       100        100
03/15/12                              100       100       100       100        100
03/15/13                              100       100       100       100        100
03/15/14                              100       100       100       100        100
03/15/15                              100       100        99        98         91
03/15/16                                0         0         0         0          0
Weighted Average Life (in years)     9.73      9.70      9.67      9.63       9.45


                  Percentages of the Closing Date Certificate
                     Balance of the Class A-5 Certificates

                                   0% CPR During Lockout, Defeasance and Yield
                                   Maintenance Otherwise at Indicated CPR
                                   -----------------------------------------------
Distribution Date                  0% CPR   25% CPR   50% CPR   75% CPR   100% CPR
--------------------------------   ------   -------   -------   -------   --------
Initial Date                          100       100       100       100        100
03/15/07                              100       100       100       100        100
03/15/08                              100       100       100       100        100
03/15/09                              100       100       100       100        100
03/15/10                              100       100       100       100        100
03/15/11                              100       100       100       100        100
03/15/12                              100       100       100       100        100
03/15/13                              100       100       100       100        100
03/15/14                              100       100       100       100        100
03/15/15                              100       100       100       100        100
03/15/16                                0         0         0         0          0
Weighted Average Life (in years)     9.86      9.86      9.86      9.83       9.66

            All other portions of the Free Writing Prospectus shall remain unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Free Writing Prospectus.

           ----------------------------------------------------------

            The date of this Structural Addendum is February 23, 2006